Exhibit 4.22

SOFTWARE LICENSING AGREEMENT

THIS AGREEMENT is made on August 21st, 2023 between;

(1)	STARBOX TECHNOLOGIES SDN BHD (F.K.A STARBOX REBATES SDN BHD), a company registered in Malaysia with a place of business at VO2-03-05, Velocity Office 2, Lingkaran SV Sunway Velocity, 55100, Kuala Lumpur, Malaysia (“STSB”); and

(2)	CHINA DRAGON (SILK ROAD ECONOMIC BELT) CO., LIMITED, a company registered in Hong Kong with a place of business at Work Shop 801, 8/F, Hilder Centre, 2 Sung Ping Street, Kowloon, Hong Kong. (“User”).

WHEREAS:

User wishes to obtain from STSB, and STSB wishes to provide to User, technology support with STSB’s unique internal developed IT System, subject to and upon the terms and conditions of this Agreement.

IT IS HEREBY AGREED as follows:

1.	Definitions:

“Place of Installation” means such location where the Software is installed.

“Response Targets” means the targets set out in Schedule 3.

“System Details” means the details as described in Schedule 2.

“System” means the system and applicable user licenses listed in Schedule 1

“Software Maintenance” means the diagnosis of reported problems with the Software and provision of assistance to help resolve such problems and in accordance with the Response Targets.

2.	Software Maintenance

2.1	STSB agrees to provide and User agrees to accept, the Software Maintenance on the terms and conditions of this Agreement

2.2	Software Maintenance will be provided during STSB’s business hours (“Business Hours”) applicable from time to time, currently Mondays to Fridays (except public holidays): 9.00 am to 5.00 pm. Services performed outside the Business Hours shall be subject to the STSB’s then prevailing overtime charges.

3.	User Responsibilities

3.1	User shall:

(a)	submit to STSB a report which must contain all pertinent Information in English, including User Sile ID, Software/Revision number, operating system/version, platform, problem description, Jog files/test case and problem severity for each problem reported to STSB; and

3.2	User shall further:

(a)	provide dial-in remote access at STSB’s request as so required for the purpose of the Software Maintenance;

(b)	ensure that the Software is used in accordance with applicable laws, regulations and operating instructions and only by persons who are competent and authorised to use the same;

(c)	ensure that no person, except STSB’s authorised representatives, shall modify, repair, replace or change the working order, function and quality of the Software;

(d)	give STSB’s representatives full and free access to the Place of Installation for the purpose of the Software Maintenance; and

(e)	give STSB such assistance as STSB may reasonably require for the Software Maintenance, including provision of information, data, files and rights to access and use of any equipment, hardware or software.

4.	Charges.

4.1	In consideration of STSB providing the Software Maintenance, User shall pay to STSB the charges set out in Schedule 2 (“Charges”).

4.2	User shall pay STSB all Charges together with all applicable goods and services and other taxes, duties, levies and interest within 30 days from the date of STSB’s invoice.

4.3	All payments to STSB are non-refundable and shall be made free of any withholding, deduction, set-off or otherwise.

4.4	User shall notify STSB of any error in STSB’s invoice within 14 days from the invoice date failing which the invoice shall be binding and conclusive.

4.5	STSB may without notice set off any amount due to User from STSB under this Agreement or otherwise towards the discharge or payment of any amounts due to STSB from User under this Agreement or otherwise.

4.6	In the event User fails to pay any amount due to STSB under this Agreement, all amounts payable to STSB under this Agreement or otherwise shall immediately fall due and payable and User shall immediately pay such amounts upon STSB’s written demand.

4.7	Where any additional software or other items are included within the purview of this Agreement after the commencement or its renewal, the agreement and charges payable in respect of those items shall be pro-rated on a daily basis on the basis of a 365 day year so as to be renewable as from the same date as the Software.

5.	Force Majeure

5.1	STSB shall not be liable for any failure or delay in performing its obligations under this Agreement arising from or in connection with any cause beyond its reasonable control (“Force Majeure Event”). A Force Majeure Event includes acts of God and civil or military authority, fires, restrictions, wars, riots, earthquakes, storms, typhoons and floods. In the event of any such delay, the term shall be extended for a period equal to the period of delay unless otherwise notified by STSB.

6.	Other Services

STSB may at its sole discretion and at the request of User, perform services which are not within the scope of this Agreement. Such services shall be charged to User at STSB’s then prevailing rates.

7.	Term and Termination

7.1	The term of this Agreement shall commence from the date of this Agreement to the expiry of the period of THREE (3) years or expiry/termination of the license of the Software, whichever is the earlier.

7.2	STSB may terminate this Agreement at any time without cause upon sixty (60) days’ written notice to User. In such event, Charges paid for the unexpired term of this Agreement shall be refunded to User on a pro-rated basis.

7.3	User may terminate this Agreement at any time without cause upon sixty (60) days’ written notice to STSB. In such event, there will be no refund of any Charges paid for the unexpired term of this Agreement.

7.4	Without prejudice to any other provision of this Agreement and any other rights or remedies of STSB, STSB may terminate this Agreement immediately by written notice to User or suspend any part of the Software Maintenance without notice in the event of any of the following:

(a)	User breaches any term of this Agreement;

(b)	User fails to pay any amount due to STSB under this Agreement or otherwise;

(c)	any third party takes possession of or a receiver is appointed over any of User’s assets, User makes any voluntary arrangement with or executes any assignment for the benefit of its creditors, any liquidation or insolvency proceedings is commenced against User and/or User becomes subject to an administration order; and

(d)	STSB is aware or has reason to believe that User is using any kind of software without a valid license or in breach of any laws, regulations or the terms for its use.

7.5	User shall indemnify STSB for all costs (including legal costs on a full indemnity basis) incurred by STSB arising from or in connection with User’s wrongful termination and/or breach of any term of this Agreement and the exercise by STSB of its rights and remedies pursuant to the foregoing.

7.6	Any extension or renewal of this Agreement upon its expiry shall be at STSB’s sole discretion and subject to such terms and conditions and charges as STSB may determine.

7.7	Provided always that User agrees that the provision of Software Maintenance for third party Software is subject to the availability to STSB of the necessary third party support.

8.	Limitation of Liability

8.1	Notwithstanding any contrary provision, STSB shall not be liable to User or any other party for any:

(a)	punitive, exemplary, incidental, indirect, special or consequential loss or damages, including loss of profits, business, data, goodwill, reputation and use of the Software, however it arises and whether for breach or in tort, even if STSB has been previously advised of the possibility of such damage;

(b)	loss or damages for any act, omission or negligence of STSB (including its employees, representatives and independent contractors) arising from or in connection with the performance or delay in performance of STSB’s obligations under this Agreement, except where such loss or damages are caused directly by STSB’s gross negligence or intentional misconduct.

8.2	Except as specified in this Agreement, all express, statutory or implied representations, warranties and conditions, including but not limited to any implied warranty and/or condition of satisfactory quality, fitness for a particular purpose or non-infringement, are hereby disclaimed, except to the extent that such disclaimers are held to be legally invalid.

8.3	Without prejudice to any other provision of this Agreement, STSB’s aggregate liability to User for claims in respect of or in connection with this Agreement, whether for breach or in tort, will be limited to the Charges paid by User to STSB in respect of the Software Maintenance which is the subject matter of the claim.

9.	Exclusions

9.1	Notwithstanding any contrary provision, Software Maintenance is contingent on proper use of the Software and does not include services required for problems arising from or in connection with:

(a)	negligent use, infrequent use, disuse and/or misuse of the Software;

(b)	tampering or modification of the Software by any persons other than STSB’s authorised representatives;

(c)	installation and operation of the Software under unsafe or hazardous conditions or in an improper manner as determined by STSB;

(d)	User’s failure to implement any upgrade, patch, bug fix, maintenance, release or workaround deemed necessary by STSB;

(e)	causes that do not arise directly from or are extraneous to the Software;

(f)	any change or upgrade in User’s operating systems, database, servers or other part of the technical environment; and

(f)	User’s breach of any term of this Agreement.

9.2	For the avoidance of doubt, Software Maintenance does not include:

(a)	performance of any data migration, back-up and recovery; and

(b)	performance of software backup and restoration of lost or corrupted data due to any virus, error, defect or bug; and

(c)	change requests, training, ad-hoc projects, major works related to architecture and database schema changes, re-installation of hardware or software due to system clashes or operating system upgrades, installation of software onto additional workstations or servers and set-up of the system user management due to new hire or resignation.

9.3	Updates, patches and bug fixes may be made available to User from time to time at STSB’s discretion. In the event of such provision, User shall immediately do all such things necessary to implement such updates, patches and bug fixes at their own costs and expense.

10.	Confidentiality

If either party desires that information provided to the other party under the Agreement be held in confidence, such party will, prior to or at the time of disclosure, identify the information in writing as confidential or proprietary. The recipient may not disclose such confidential or proprietary information, but may use it only for purposes specifically contemplated in the Agreement, and must treat it with the same degree of care as it does its own similar information, but with no less than reasonable care. The foregoing obligations shall survive the termination of this Agreement but do not apply to information which:

(a)	is or becomes known by recipient without an obligation to maintain its confidentiality;

(b)	is or becomes generally known to the public through no act or omission of recipient; or

(c)	is independently developed by recipient without use of confidential or proprietary information.

11.	Miscellaneous

11.1	Assignment: User shall not assign its rights and obligations under this Agreement without the prior written consent of STSB. STSB reserves the right to charge an administrative fee for any such assignment. STSB may assign its rights and obligations or sub-contract the performance of its obligations under this Agreement upon written notice to User.

11.2	Notices: Any notice, request and other communication given by a party under this Agreement shall be, unless otherwise agreed by STSB, in writing and delivered (i) personally or by certified mail or courier service; or (ii) by facsimile or other electronic data transmission to the address or telecommunications number last notified by the receiving party to the other party. Any notice, request and other communication shall be deemed received by the addressee (where delivered personally or by certified mail or courier service) at the actual time of receipt or two days following the time of dispatch, whichever is the earlier or (where delivered by facsimile or other electronic data submission) at the time of transmission.

11.3	Whole Agreement: This Agreement constitutes the entire agreement and understanding of the parties and supersedes and terminates all other prior commitments, arrangements or understanding, oral or written, between the parties.

11.4	Amendments: This Agreement may only be amended by a separate written instrument duly signed by the authorised representatives of the parties

11.5	Severability: If any provision of this Agreement or any part thereof shall become illegal, invalid or unenforceable for any reason, such provision shall be deemed deleted from this Agreement without affecting the remaining provisions

11.6	Governing Law and Jurisdiction: This Agreement and the relationships of the parties thereto are governed and shall be construed in accordance with the laws of Malaysia. Without prejudice to any other provision of this Agreement, the parties hereby submit to the exclusive jurisdiction of the courts of the Malaysia.

IN WITNESS WHEREOF, the duly authorized representatives of the Parties have executed this Agreement:

For and on behalf of:		For and on behalf of:

STARBOX TECHNOLOGIES SON BHD (F.K.A STARBOX REBATES SDN BHD)		CHINA DRAGON (SILK ROAD ECONOMIC BELT) CO., LIMITED

Signature:	/s/ Danny Choo	Signature:	/s/ XU, Jingka
Name:	Danny Choo	Name:	XU, Jingka
Designation:	Director	Designation:	Director
Date:	August 21st, 2023	Date:	August 21st, 2023

SCHEDULE 1

DESCRIPTION OF SOFTWARE AND USER LICENSES

A.	DATA MANAGEMENT SYSTEM

-	STSB to provide knowledge transfer to User’s staffs

●	User Documentation
●	System Flow
●	Database Structure
●	Coding Structure

-	STSB shall deliver to User a master copy of the Software licensed hereunder in object code form, not for reproduction, in electronic files only.

-	STSB shall also deliver to User a copy of the applicable Documentation for the Software. The Documentation can, if so desired, be delivered electronically to the User.

SCHEDULE 2

DETAILS OF THE PACKAGE

NO.	DESCRIPTION	PACKAGE	TOTAL (USD)
1	DATA MANAGEMENT SYSTEM	As per signed Quotation No. SBR_Q2308-0001 dated August 18th, 2023 DMA 3-years	3,100,000.00

SCHEDULE 3

Response Targets

1.	STSB will use its best commercial efforts to meet the targets set out in this Schedule for the Software Maintenance.

2.	Upon receipt of User’s request, STSB will investigate the severity of the problem reported.

3.	STSB’s response target will be based on the severity of the problem as determined by STSB as follows:

Severity	Case Response Time	Problem Resolution Time
1	Within 4 business hours	Within 2 business days, once problem is reproducible or defect is identified
2	Within 6 business hours	Within 4 business days, once problem is reproducible or defect is identified
3	Within 8 business hours	Within 5 business days, once problem is reproducible or defect is identified
4	Within 24 business hours	Within 7 business days, once problem is reproducible or defect is identified

Note:

The above table assumes code fixes are provided for Severity 1 issues only. Code fixes for any other severity issue, provided a workaround is available, may become available in a later release of the product.

Severity Codes

Code	Description
Severity 1: Show- stopper	The system or major application is down or seriously impacted, or User’s data is lost or destroyed, and there is no reasonable workaround currently available (system crashes or panics, data corrupted).
Severity 2: High	The system or application is moderately impacted. There is no workaround currently available, or the workaround is cumbersome to use.
Severity 3: Medium	The system or application issue is not critical: no data has been lost, and the system has not failed The issue has been identified and does not hinder normal operation, or the situation may be temporarily circumvented using an available workaround.
Severity 4: Low	Non-critical issues, general questions, enhancement requests, or the functionality does not match documented specifications.

Note:

1.	Severity 1 issues require User resource to be available onsite 24/7.
2.	Cases submitted through email or fax have a default severity code of 3 - Medium. This severity code can only be adjusted after case submission through communications with Canon Solutions Help Desk.
3.	Requests received after the applicable business hours shall be deemed to have been received during the next applicable business day.
4.	Meeting of Response Targets is also dependent on User’s response to STSB’s queries.